Exhibit 4.3

Management Discussion & Analysis

For the three and 12 months ended July 31, 2018

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp. (formerly The Hydropothecary Corporation) and our wholly owned subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO Corp.”) is for the three and 12 months ended July 31, 2018 (“Fiscal 2018”). It is supplemental to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes for the fiscal year ended July 31, 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at thehydropothecary.com or hexo.com or through the SEDAR website at sedar.com.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance. Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events. Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated October 25, 2018.

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Company Overview

The Company was founded in 2013 for the purpose of producing medical cannabis under Health Canada’s Marihuana for Medical Purposes Regulations (“MMPR”). We became the 17th licensed producer in Canada in March 2014 and made our first sale of medical cannabis in May 2015. We were the first licensed producer in Quebec and are the only publicly traded cannabis company headquartered in the province.

The MMPR was replaced by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in August 2016. Under our current ACMPR license, we are authorized to produce and sell cannabis to medical patients and adult recreational users in dried and oil formats. Our license has a term ending on October 15, 2019, and we are not currently aware of any circumstances that would impede renewal.

Ultimately, we are a vertically integrated consumer packaged goods company in the medical and emerging legal adult-use cannabis market. Our primary business is to cultivate, process, package and distribute cannabis through our facilities in Gatineau, Quebec, in order to serve the medical and adult-use cannabis markets across Canada and internationally where regulations allow. We have expanded operations to include a corporate office location in Gatineau, Quebec, additional advanced processing and manufacturing space in Belleville, Ontario, and a distribution centre located in Montreal, Quebec.

To date, we have sold over 1 million grams of medical cannabis to thousands of patients across Canada who count on us for safe, high-quality products. We have developed an extensive and award-winning product range, as well as valuable experience and knowledge, while serving these patients. This positions us well to serve the legal adult-use market. We currently possess the single largest and longest national forward supply amount among all licensed producers, based upon the announced provincial supply agreements. In Quebec alone, we will supply 20,000 kg in the first year of legalized adult-use cannabis and up to approximately 200,000 kg over the first five years of legalized adult-use cannabis.

As at October 19, 2018, we hold 310,000 sq. ft. of licensed production space, with a 25,000 kg annual production capacity; an additional 1,000,000 sq. ft. under construction; 2,060,000 sq. ft. of commercial real estate for distribution and product research and development needs; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec, and leased commercial office spaces in downtown Gatineau, Quebec.

We employ approximately 220 people, including 81 people in operations, manufacturing and processing; 53 in sales and marketing; 40 in cultivation and harvesting; 39 in corporate services and executive; and seven in quality assurance and research and development.

We are among the cannabis industry’s top innovators, with products such as Elixir, Canada’s first and only line of cannabis peppermint oil sublingual sprays, and the award-winning decarb, an activated cannabis powder designed for oral consumption. Further, we are delivering on product innovation through our joint venture with Molson Canada, which positions us at the forefront of the cannabis-infused beverage market.

Investors have responded positively to both our strategy and execution, as evidenced by the $316.5 million we have raised in public markets since July 2017 and by our corresponding zero debt held, making us one of the best-capitalized companies in the industry.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in the United States or any other jurisdiction where the sale of cannabis is unlawful under applicable laws.

Canadian Cannabis Market

According to Statistics Canada, nearly five million Canadians purchased approximately 760,000 kg of cannabis worth $5.7 billion in 2017, mostly from illegal sources. The federal agency estimates that the average price was $7.50 per gram. Various market studies have estimated the size of the legal Canadian cannabis market at over $10 billion per year. We are uniquely positioned to serve that market through holding the largest forward supply contract of all licensed producers.

As of August 13, 2018, all provinces and territories have announced their cannabis market retail approach, ranging from privately owned stores to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through strategic supply agreements with the Quebec, Ontario and British Columbia provincial governments, as well as through an investment in the private cannabis retail sector, in order to offer our award-winning and innovative products across all channels throughout Canada.

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Anticipated retail distribution channels by province and territory:

We have established supply channels within five provinces – Quebec, Ontario, Saskatchewan, Alberta and British Columbia – through supply agreements with both governmental boards and private retailers. We hold the single largest forward supply contract among licensed producers, based upon announced agreements for year one of legalization, with 20,000 kg to be supplied to Quebec in the first year.

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QUEBEC

In Quebec, which has a population of 8.45 million, or approximately 23% of the Canadian population, the Société québécoise du cannabis (“SQDC”) operates the distribution and sale of adult-use cannabis. The SQDC has established 15 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 50 locations within the first year of legalization. It will also sell cannabis online.

In the first year of legalization, we hold a 35% market share in Quebec. Our agreement with the SQDC spans a potential five-year period, with us supplying 200,000 kg or more of cannabis, representing $1 billion in potential revenues.

In addition, we have reached a distribution agreement with the SQDC, in which we will house and distribute all of the SQDC’s online sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC.

ONTARIO

In Ontario, which has a population of 14.4 million, or approximately 40% of the Canadian population, the government has announced that it will offer consumers a variety of cannabis products through the Ontario Cannabis Store (“OCS”) online web sales in 2018. The province will also allow privately owned retail locations that serve the adult-use market. Initially, products will include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We have entered into a supply agreement with the OCS, in which we will supply the province with THC and CBD Elixir and Fleur de Lune products, two of our most innovative oil-based and smokeless offerings. In the future, once our 1 million sq. ft. greenhouse expansion is complete in December 2018, we will offer our full suite of products. This approach will allow us to initially serve the Ontario market for smokeless cannabis products through the OCS.

BRITISH COLUMBIA

British Columbia, which has a population of 4.6 million, or approximately 13% of the Canadian population, will serve the adult-use cannabis market through a dual private–government approach. The British Columbia Liquor Distribution Branch (“BCLDB”) will manage the distribution of cannabis and cannabis-based products. We hold a supply agreement with the BCLDB, in which we will supply our THC and CBD oil-based Elixir and Fleur de Lune products.

We have also aligned ourselves with Fire & Flower (“F&F”), a private cannabis retailer, through a strategic investment of a $10 million convertible loan. F&F is expected to hold store locations throughout British Columbia, allowing HEXO products to be distributed via the private retail route in tandem with the BCLDB.

OTHER CANADIAN PRIVATE MARKETS

We expect to enter the remaining private-sector Canadian cannabis markets via strategic investments in private retailers, such as our investment in F&F. Currently, F&F holds two licenses for retail locations within Saskatchewan and is undergoing the licensing process in Alberta, with 37 locations pending. F&F has also begun the process of acquiring licenses and locations in Manitoba.

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CANADIAN LEGISLATIVE LANDSCAPE

Regulation of the sale of adult-use cannabis in retail and online environments is the responsibility of the provinces and territories. Only licensed producers will be authorized to sell cannabis within the adult-use market. As at July 31, 2018, there are 114 licensed producers under the ACMPR.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – cultivation, production, product development, innovation, distribution – we exercise rigour in order to offer medical cannabis patients and adult recreational users uncompromising quality and safety, while earning and maintaining the trust of all of our stakeholders. We believe that we can leverage our demonstrated success in Canada to global cannabis markets.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and today’s limited but growing cultivation capacity, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and we believe early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a commanding position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now entering the adult-use market as one of the top producers and suppliers, we are looking beyond the Canadian border to take HEXO Corp. international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets, including Europe, where we are currently expanding into Greece.

We have positioned ourselves to meet the smokeless cannabis alternative market demand through our joint venture with Molson Canada, and we continue to explore other opportunities for similar ventures in this market. Even as we continue to prove our business model and operational excellence in Quebec and across the country, the Company has already established itself as a desirable business partner for cannabis control authorities, private retail, and Fortune 500 joint-arrangement partners across Canada and globally.

Our uncompromising commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our pharmaceutical-grade production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

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Our overall strategy is built on four pillars: be a top two market share licensed producer in Canada, demonstrate brand leadership, innovate products – and support that work through operational scalability. As we enter the adult-use market, we are focused on the execution of these four strategic priorities.

Top Two in Canada

After establishing a dominant presence within our home market of Quebec, we look to expand nationally on a larger scale. Our objective is to execute on our supply agreements with the OCS and the BCLDB, as well as on our long-term supply agreement with the SQDC, and to successfully manage our recently announced distribution centre responsible for all SQDC online sale–based cannabis distribution. We also possess a strategic relationship with the private cannabis retailer F&F. This private retail presence will allow us to expand our expected distribution presence across six provinces and secure a top two public forward sales contract ranking.

Forward Sales Contract Rank

Based on quantities announced in provincial supply agreements

Operational Scalability Invest in people, processes and systems to deliver on market demands, adapt to new opportunities and provide users with high- quality products at sustainable operating costs. Top Two in Canada Our top priorities are to execute and deliver on the SQDC contract, to serve and expand large-scale distribution across Canada and globally, and to become a top two licensed producer by market share in Canada. Product Innovation Continue to innovate and lead the market in identifying, developing and launching new cannabis-based products. Brand Leadership Further develop our house of brands using data-driven, in-depth knowledge of our customers and their preferences, ensuring we meet the full range of desired products within the market.

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SQDC SUPPLY AGREEMENT

The strategic value of our SQDC relationship cannot be understated. We hold the single largest forward contract in the history of the emerging cannabis industry with the SQDC and are the preferred supplier for cannabis products for the Quebec market for the first five years following legalization. We will supply the SQDC with 20,000 kg of products in the first year, and we expect to supply 35,000 kg and 45,000 kg in years two and three, respectively. Thereafter, based on an expected market growth rate of 10%, we intend to supply 49,500 kg and 54,450 kg in years four and five, respectively. The Company estimates the total volume to be supplied over the five-year term of the agreement to be in excess of 200,000 kg. Based on the current agreements signed between the SQDC and five other licensed producers, we have obtained the highest year one volume, representing approximately 35% market share within Quebec, and we are aiming to remain the largest supplier in subsequent years.

Volume and Market Share % in the Province of Quebec

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Brand

Since our inception as a medical cannabis producer in 2013, we have built a trusted brand. Our robust product development team has introduced products that offer consumers a full range of experiences and price points, including a variety of ways to consume cannabis. This team works hand-in-hand with our marketing team in leveraging these products to build brand awareness in a highly regulated environment.

HEXO – ADULT-USE

During this past quarter, the Company announced HEXO as the adult-use brand name that will serve the legalized Canadian adult-use market. The goal of HEXO is to continue to offer a premium house of brands, signalling innovation, quality and consistency of experience, and become a top two Canadian market share brand and obtain a 2% international market share. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its medical sister brand, Hydropothecary.

HYDROPOTHECARY – MEDICAL

Hydropothecary sells premium as well as mid-market medical cannabis, offering over 24 products in dried, decarb and oil formats. Hydropothecary has been serving the medical market with its award-winning products for over three years, and will continue to serve our medical patients with the utmost levels of quality and customer service.

HEXO PRODUCT OFFERINGS

Initially, HEXO will offer dried cannabis and cannabis-derived products under three product types: dried cannabis, cannabis oils and decarb.

Dried Cannabis – Premium and mid-range products offered under the Time of Day and H2 lines. Both lines offer a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers 15 dried marijuana products priced between $3 and $15 a gram. Each product is carefully selected to treat symptoms universally reported by patients and meet the needs of adult consumers.

Oil-Based Products – Elixir, a cannabis oil sublingual mist product line, includes both a high THC and high CBD content, and is Canada’s only peppermint-based cannabis oil product. Fleur de Lune is one of Canada’s first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers three oil-based products priced between $69 and $89 per bottle, as well as an intimate-use oil product priced at $59 per 60 ml spray bottle.

Decarb – Decarb is an activated fine-milled cannabis powder product offered in a range of high to low CBD and THC content. Decarb is offered in six products, priced between $3 and $15 a gram.

Decarb was voted “Top New Product’’ at the 2017 Canadian Cannabis Awards; Elixir received third place in the same category, as well as second place in “Top High THC Oil”. We also received top honours in the packaging category.

Product Innovation

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering the best user experiences across the full spectrum of products, price points and delivery methods.

We continue to position ourselves to meet the expected edibles market demand and consumer-preferred products for October 2019. This includes, but is not limited to, vapes; cosmetics; edibles such as confectionary and baked and dairy goods; and non-alcoholic beverages, through our joint venture with Molson Canada.

Our focus on research, innovation and product development also reflects our strategic priorities. We are actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, joint ventures and strategic acquisitions of intellectual property and related transactions.

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The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning and nominated products Elixir and decarb. During the quarter, we launched Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation capacity, we expect to allocate the majority of our capital to branding, product innovation, international expansion and production, while remaining alert for strategic transactions that create shareholder value. Supporting this focus is the acquisition of the Belleville, Ontario, facility, which among other purposes will serve to house research and development activities for the Company and its future products. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

Scalability

We have been cultivating cannabis for four years under the ACMPR regulatory regime, growing and producing high-quality cannabis with consistent yields. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies.

We chose to locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production. The key is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, we have acquired facilities in Belleville, Ontario, ideally situated between the National Capital Region and Toronto, and in Montreal, which conveniently serves central Quebec.

Our current licensed facilities total approximately 310,000 sq. ft. They include our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2017, a 250,000 sq. ft. greenhouse completed in July 2018, a warehouse, two stand-alone laboratories and two modular buildings for final packaging and customer service, all located on our 143-acre land parcel. The annual production capacity of these facilities is estimated at approximately 25,000 kg of dried cannabis.

As of July 23, 2018, all 10 zones of the 250,000 sq. ft. greenhouse were fully licensed by Health Canada and plants were transferred in. The corresponding first harvests were executed in mid-September. This expansion increased our annual production capacity by approximately 21,400 kg of dried cannabis to 25,000 kg.

In December 2017, we acquired an adjacent 78-acre land parcel upon which we are building a 1 million sq. ft. greenhouse. This newest expansion is well underway, with the foundation and frame in place and the roof significantly completed. It is expected to be completed in December 2018. Once completed and licensed by Health Canada, our total annual production capacity will rise to approximately 108,000 kg of dried cannabis.

Subsequent to year-end, we announced a partnership to expand into Europe. A 350,000 sq. ft. licensed facility will be established in Greece through our joint venture with Qannabos. This venture will result in additional production capacity and Eurozone foothold to serve legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

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Distribution

In terms of processing and distribution capacity, we have significantly increased our capabilities in the three months ended July 31, 2018, as annual production increased to approximately 25,000 kg with the activation and full licensing of our new 250,000 sq. ft. greenhouse. Our extensive 1 million sq. ft. greenhouse project – which features a state-of-the-art processing, packaging and distribution centre and is on target to be completed by calendar year-end – will further increase production capacity to approximately 108,000 kg.

The Company recently acquired a 2 million sq. ft. facility in Belleville, Ontario, through a joint venture with a related party for the purposes of manufacturing value-added cannabis products and increasing capacity for distribution and storage. The centralized location and the Company’s first facility outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility will provide a regulatory keyhole to our partners and future partners so that they may enter the cannabis industry with HEXO Corp. and will have access to licensed infrastructure once the facility is licensed by Health Canada. This acquisition further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles.

Subsequent to year-end, the Company also bolstered its distribution capacity with the announcement of the newly established distribution and storage centre formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility in Montreal, Quebec, was strategically acquired for logistical purposes. Through it, we will supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, through the distribution centre we will house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC.

The Company has positioned itself for the private retail distribution through an issued $10 million convertible note debenture as a strategic investment in the private cannabis retailer F&F. F&F has applied for 37 retail store licenses in the province of Alberta, targeted eight applications in British Columbia, identified 16 potential operations in Manitoba and been awarded two retail stores in the province of Saskatchewan.

Distribution Strategy

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Corporate Highlights

Molson Canada Joint Venture – Truss

On August 1, 2018, we announced that we have entered into a definitive agreement to form a joint venture (the “JV”) with Molson Canada (“Molson”), to pursue opportunities in the non-alcoholic, cannabis-infused beverages market. The JV was to be structured as a stand-alone start-up with its own board of directors and an independent management team. Molson would have a 57.5% controlling interest, with the Company owning the remaining balance. We and Molson closed the transaction to form the JV, called “Truss”, on these terms on October 4, 2018. In connection with the closing of the transaction, we issued 11,500,000 common share purchase warrants to an affiliate of Molson, each of which is exercisable to purchase one common share of the Company at a price of $6.00 per share for three years. Molson brings to the JV years of related beverage industry experience, product innovation and distribution expertise. This, paired with the Company’s history of innovating and delivering quality cannabis products to the market, positions the Company to be at the forefront of the Canadian cannabis beverage market.

Supply Agreement with the Ontario Cannabis Store

On August 20, 2018, we announced that we have entered into a supply agreement with the Ontario Cannabis Store (“OCS”). Under the agreement, we will supply Ontario with our award-winning Elixir product line, which will be offered in several formulations such as THC, CBD or 1:1, in either a peppermint oil or a medium-chain triglyceride (“MCT”) carrier oil. We will also supply the OCS with the newly launched Fleur de Lune intimate-use cannabis oil. Both products are smokeless and easy to use, and will be sold in childproof packaging.

Expansion into Greece

On September 26, 2018, we announced the partnership with the Greek company Qannabos (“QNBS”). Together, we will create a partnership supported by the development of 350,000 sq. ft. of licensed infrastructure, which we will use for the manufacturing, processing and distribution of medical cannabis. This expansion is our first international expansion and will allow us to serve the medical markets of the United Kingdom, France and other European jurisdictions, where regulations permit, with our full suite of products.

HEXO Brand

On May 24, 2018, we announced the launch of our new sister brand, HEXO, for the recreational adult-use cannabis market. HEXO will bring the same award-winning product innovation and high-quality cannabis that the Hydropothecary brand has established over the past three years. The Company will continue to deliver premium cannabis under the Hydropothecary brand to serve the medical market going forward.

Corporate Name Change

On August 28, 2018, the Company held a special meeting during which shareholders passed to change officially the legal name of The Hydropothecary Corporation to HEXO Corp.

Graduation to the Toronto Stock Exchange

On June 22, 2018, we graduated from the TSX Venture Exchange (“TSXV”) to the Toronto Stock Exchange (“TSX”) and our common shares and common share purchase warrants were listed and started trading on the TSX under the symbols “HEXO” and “HEXO.WT”, respectively. Graduating to the TSX presents the opportunity for increased access to capital, greater market visibility, increased oversight, enhanced reputation in meeting the required standards of a senior exchange and increased liquidity on world markets.

Supply Agreement with BC Liquor Distribution Board

On July 11, 2018, we announced that we have entered into a memorandum of understanding with British Columbia’s Liquor Distribution Branch (“BCLDB”). The Company will supply the province through the BCLDB with its award-winning Elixir products.

250,000 Sq. Ft. B6 Greenhouse and B5 Expansion Are Fully Licensed and Operational

As of October 10, 2018, all 10 growing zones and warehouse of the new state-of-the-art 250,000 sq. ft. greenhouse and the B5 expansion area have received final licensing from Health Canada, increasing annual production to approximately 25,000 kg of dried cannabis. The advanced manufacturing facilities include areas for dewaxing, distillation, milling and extraction that will provide the Company the capability to transform, manufacture and package cannabis in a wide range of products. The expansion also includes secondary trimming zones, additional storage areas and cleaning rooms. The additional facilities and associated production capacity have positioned the Company to meet the SQDC first-year demand of 20,000 kg.

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Fire & Flower

On July 26, 2018, we announced the $10 million strategic investment in the western-based Canadian retail operation Fire & Flower (“F&F”). The investment was made through the purchase of a $10 million convertible debenture of F&F which entitles HEXO Corp. to convert the principal amount of the debenture into common shares of F&F at the maturity date of July 31, 2019, or in the event of a triggering event as defined by the debenture agreement. F&F has applied for 37 retail store licenses in Alberta and has been awarded two retail stores in the province of Saskatchewan. We intend to secure additional distribution for our oil-based products in these provinces. This is another step towards achieving our strategic goal of entering the national cannabis market on a large distribution scale.

Acquisition of 2 Million Sq. Ft. Facility in Belleville, Ontario

On September 10, 2018, we announced the acquisition of a 2 million sq. ft. facility in Belleville, Ontario, through a joint venture established with a related party, Olegna Holdings Inc. (“Olegna”). The Company acquired a 25% interest in the joint venture, with the remaining balance belonging to Olegna. The joint venture purchased the facility in part by a $20 million loan issued by HEXO Corp. repayable within 120 days, bearing an annual 4% interest rate, payable monthly. As part of the agreement, HEXO Corp. will be the anchor tenant for a period of 20 years. The facility will be utilized as a centre of research and development and manufacturing. This is the first HEXO Corp. facility established outside of Quebec, further delivering on the Company’s national expansion strategy and providing capacity for the manufacturing of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles to be supplied across Canada. Furthermore, this facility provides a regulatory keyhole for current and future partners to immediately access the cannabis space and licensed infrastructure.

Warehouse and Distribution Centre

On September 19, 2018, we announced the storage and distribution arrangement with Metro Supply Chain Group Inc. (“Metro”). Under the agreement, HEXO Corp. and Metro will manage and run the 58,000 sq. ft. storage and distribution facility in Montreal, Quebec, to house and supply the cannabis products of all licensed producers who hold supply contracts with the Société québécoise du cannabis (“SQDC”). The distribution centre will serve as the sole distribution point for all direct-to-customer shipments within the province of Quebec for orders placed through the SQDC.

Additionally, HEXO Corp. has attained accreditation from the Autorité des marchés financiers to contract with government organizations such as the SQDC. This is a required authorization for companies conducting over $1 million in business with the government of Quebec for both services and the supply of products.

Executive Appointments

During the quarter, we bolstered our executive team with the addition of two experienced professionals to our leadership team.

Nick Davies, Vice-President of Marketing – Nick is an accomplished marketing executive with over two decades of experience building trusted global brands and market-leading products. Nick has been involved with several successful businesses, including Puma, Coleman, Virgin and Corel. Nick has earned a reputation as an energetic marketing leader known for building high-quality consumer experiences. As Executive Vice-President at Corel, he held global P&L responsibility for the graphics and productivity division, and led the company’s expansion into new international markets. Nick is a graduate of the European Business School and holds an MBA from INSEAD.

Dominique Jones, Vice-President of Human Resources – Dominique offers more than 20 years’ experience in leading organizations through periods of exceptional growth, with a career spanning six industries and three continents. Most recently, Dominique served as Chief Operating Officer for an education software company and before that as Chief People Officer of Halogen Software, where she led the company’s people through an IPO to sale. Of particular note, Dominique led significant culture change initiatives and designed and implemented award-winning leadership and high-potential development programs. She brings to the team a passion for coaching and team-building.

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Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including weighted average cash cost of dried inventory sold per gram and adjusted gross margin, as defined in this section. We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WEIGHTED AVERAGE CASH COST OF DRIED INVENTORY SOLD PER GRAM

Weighted average cash cost of dried inventory sold per gram includes direct costs associated with the growing, harvesting and processing of inventory sold such as labour, utilities, fertilizer costs, biological control costs, general supplies and materials, curing, milling, quality assurance and testing of inventory sold in the period.

We believe this measure provides useful information as it measures production efficiency and may be a benchmark against our competitors.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

We believe this measure provides useful information as it measures production efficiency and may be a benchmark against our competitors.

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

	Q4 ’18	Q3 ’18	Q2 ’18	Q1 ’18	Q4 ’17

Revenue	$1,410	$1,240	$1,182	$1,102	$862

Dried grams and gram equivalents sold	152,288	134,253	131,501	120,844	95,735

Revenue/gram equivalent	$9.26	$9.24	$8.99	$9.12	$9.00

Weighted average cash cost of dried inventory sold per gram	$0.90	$0.88	$0.97	$1.07	$1.05

INCREASED REVENUES

●

Revenue per gram equivalent increased to $9.26 per gram equivalent from $9.24 in the prior quarter, and $9.00 in the fourth quarter of fiscal 2017. Gram equivalents are utilized to provide a representation of dried grams utilized within our oil products. The gram equivalency factor was an average of 6.73 dried grams per unit sold in the quarter.

●

Revenue increased 64% to $1,410 compared to $862 in the fourth quarter of fiscal 2017. Higher revenue was driven mainly by increased oil sales volume which command a higher revenue per gram equivalent than dried products as well as by an increase to dried product sales. Compared to the prior quarter, the sequential revenue growth was 14% due to increased sales volume in both dried and oil products. This was partially offset by a decrease in dried product revenue per gram of $0.12. Sales in Ontario increased by 15% in the quarter.

●

Sales volume increased 59% to 152,288 gram equivalents, compared to 95,735 in the same prior year period. This is due to a higher market acceptance and an increased consumer desire for smokeless products as oil sales increased to account for 21% of total sales in the quarter. Dried grams sold increased 33% compared to the same prior year period. On a sequential basis, sales volume increased 13% compared to the third quarter of fiscal 2018, primarily driven by a 30% increase in oil sales.

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●

Furthermore, sales were increased through new relationships with an additional eight clinics during the quarter, further expanding and diversifying our patient base and medical market presence, which we continue to serve under the Hydropothecary brand. We had relationships with 147 clinic locations as at the end of the quarter.

CASH COST PER GRAM

●

Weighted average cash cost of dried inventory sold per gram as at July 31, 2018 increased 2% to $0.90, compared to $0.88 in the prior quarter. These results reflect the start of the expected interim period of higher production costs to be realized as operations trend towards full capacity with the utilization of the newly online facilities and equipment. Efficiencies of scale are expected once full capacity and utilization is obtained.

ORGANIZATION’S HEADCOUNT

●	As a result of the growing scale of operations, our headcount rose by 61% to 220 employees as at July 31, 2018 from the previous quarter’s headcount of 137 on April 30, 2018.

FACILITY EXPANSION

●

As of July 23, 2018, all 10 greenhouse zones of the new 250,000 sq. ft. B6 facility have been completed and fully licensed, as well as the expansion project to the existing B5 facility. The new facility and expansion increase the current production capacity to 25,000 kg per year. Along with the B9 expansion which is currently under construction, total expected production capacity will increase to 108,000 kg annually. The current annual production estimate of 25,000 kg and future annual production estimate of 108,000 kg are based upon the estimated square footage of cultivation space and the ratio of dried cannabis cultivated per plant, which is derived from the historical output of the existing facilities and estimates of future production capabilities.

●

Subsequent to the three months ended July 31, 2018, the Company expanded into Ontario through the acquisition of a 2,000,000 sq. ft. facility in Belleville, Ontario, through a joint venture with a related party. The facility was acquired for the purpose of providing capacity for further research and development over enhanced cannabis products as well as for its strategic logistical position to serve the province of Ontario and Canada.

●

Also, subsequent to the quarter ended July 31, 2018, the Company leased a 58,000 sq. ft. facility in Montreal, Quebec, for the purposes of housing and distributing the cannabis products of all licensed producers supplying the SQDC with product for the adult-use market.

●

Due to significant growth over the past fiscal year, in June 2018 we secured an additional office space in our current office building in Gatineau, Quebec. The space will primarily house the executive team, as well as the finance, marketing, government relations, legal, compliance and communications departments, with the possibility of further expansion as the Company and headcount continue to grow.

PRODUCT LINE EXPANSION

●

On July 16, 2018, we launched Fleur de Lune, one of Canada’s first intimate-use cannabis oil products. With 7–10 mg/ml of THC per 60 ml bottle, Fleur de Lune offers HEXO users a new and innovative method of use.

FINANCIAL POSITION

●	As at July 31, 2018, we held cash and short-term investments of $244,789 and continued to hold no debt on our balance sheet.

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Summary of Results

Summary of results for the three- and 12-month periods ended July 31, 2018 and July 31, 2017:

	For the three months ended		For the 12 months ended
Income statement snapshot	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017

Revenue	$1,410	$862	$4,934	$4,097

Gross margin before fair value adjustments and amortization	$711	$751	$2,841	$2,634

Gross margin before amortization	$519	$3,062	$6,400	$6,448

Operating expenses	$10,713	$2,347	$24,367	$7,932

(Loss)/income from operations	$(10,194)	$716	$(17,967)	$(1,483)

Other income/(expenses)	$(315)	$219	$(5,383)	$(10,934)

Net income (loss)	$(10,509)	$935	$(23,350)	$(12,418)

Weighted average shares outstanding	193,629,116	71,782,223	134,171,509	58,556,121

Net income (loss) per share	$(0.05)	$(0.01)	$(0.17)	$(0.21)

*  As a result of a business combination completed on March 15, 2017, pre-consolidation THCX shares were exchanged at a rate of six to one. Shares after this date have been stated using post-consolidation figures. (See Note 4 to the consolidated financial statements for the year ended July 31, 2018.)

Revenue
	For the three months ended		For the 12 months ended
	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017

Revenue	$1,410	$862	$4,934	$4,097

Total gram equivalents sold	152,288	95,735	538,886	405,164

Revenue for the fourth quarter ended July 31, 2018 increased 64% to $1,410 compared to $862 in the same period in fiscal 2017. Higher revenue was driven mainly by increased Elixir and H2 (mid-range line) sales volume, as Elixir was introduced in late Q4 ’17 and H2 sales volume increased by 70%. Compared to the prior quarter, the sequential revenue increase was 14%, reflecting a higher total of volume sold, primarily driven by a 31% increase in oil sales.

Sales volume increased 59% to 152,288 gram equivalents, compared to 95,735 in the same prior year period, due to an increase in our oil-based products as the product mix purchased by customers shifted towards smoke-free alternatives. Total dried grams sold increased 33%. Revenue per gram equivalent increased to $9.26 as compared to $9.00 in the same prior year period, mainly as a result of higher sales of our Elixir product line, which contributes a higher revenue per gram equivalent than dried product.

On a sequential basis, sales volume increased 14% compared to the third quarter of fiscal 2018, essentially for the same reasons as noted above.

For the 12 months ended July 31, 2018, revenue increased 20% to $4,934 compared to $4,097 in the same period in fiscal 2017. Sales volume increased 33% to 538,886 gram equivalents, compared to 404,158 in the same prior year period.

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Cost of Sales

Cost of goods sold includes the direct costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging and shipping costs.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended		For the 12 months ended
	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017

Cost of sales	$700	$111	$2,093	$1,463

Loss on write-down of inventory	–	139	–	613

Fair value adjustment on sale of inventory	455	78	2,289	577

Fair value adjustment on biological assets	(1,171)	(3,003)	(7,340)	(5,004)

Adjustment to net realizable value of inventory	906	–	1,491	–

Total fair value adjustment	$190	$(2,925)	$(3,560)	$(4,427)

Cost of sales for the quarter ended July 31, 2018 was $700, compared to $111 for the same quarter ended July 31, 2017. Included in the cost of sales for the quarter ended July 31, 2017 is the $139 write-down of inventories due to the Company’s voluntary recall in May 2017 and water-damaged inventory, which when excluded yields additional cost of sales of $613 for the 12 months ended July 31, 2017. The increase in cost of sales is the result of increased sales volumes and an increase to transformation, packaging and shipping costs.

Fair value adjustment on the sale of inventory for the fourth quarter ended July 31, 2018 was $455 compared to $78 for the same quarter ended July 31, 2017. This is due to the increase in production scale and total sales. The adjustment to net realizable value of inventory increased from the same quarter ended July 31, 2017 to $906 due to the decrease in the estimated market selling price input of inventory valuation. This is due to the onset of the adult-use market and reflects competitive market prices. The increase in the 12 months ended July 31, 2018 adjustment of $1,491 is also due to the above.

Fair value adjustment on biological assets for the fourth quarter ended July 31, 2018 was ($1,171) compared to ($3,003) for the same quarter ended July 31, 2017. This is due to a significant decrease in the average dried gram market selling price input due to the onset of the adult-use market. This decrease is offset by the increase in the total number of plants as the first harvests of the B6 greenhouse began in July 2018. The increase in scale and total plants on hand is the result of preparing for the adult-use market, which began October 17, 2018.

Operating Expenses

	For the three months ended		For the 12 months ended
	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017

General and administration	$4,300	$1,206	$9,374	$3,609

Marketing and promotion	3,807	749	8,335	3,072

Stock-based compensation	1,933	193	4,997	659

Amortization of property, plant and equipment	421	135	896	360

Amortization of intangible assets	252	64	765	232

Total	$10,713	$2,347	$24,367	$7,932

Operating expenses include marketing and promotion, general and administrative, research and development, stock-based compensation, and amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, general corporate communications expenses, and research and development costs. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

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GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $4,300 in the fourth quarter, compared to $1,206 for the same period in fiscal 2017. This increase reflects the general growing scale of our operations, including an increase in general, finance and administrative staffing and additional rental space. Consulting and professional fees increased by $1,904 and $728, respectively, as a result of the increased financial reporting and control-based regulatory requirements accompanying public status on the TSX-V and subsequently the TSX, as well as increased compliance costs as a publicly listed company.

For the 12 months ended July 31, 2018, general and administrative expenses increased to $9,374 compared to $3,609 for the same period in fiscal 2017. The increase is consistent with the explanation as stated above.

MARKETING AND PROMOTION

Marketing and promotion expenses increased to $3,807 in the fourth quarter, compared to $749 for the same period in fiscal 2017. This primarily reflects additional marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the recreational cannabis market. This is inclusive of higher staff and travel-related expenses, printing and promotional materials as well as advertisement costs. This is consistent with our focus to prepare for the legalization of the adult recreational market.

For the 12 months ended July 31, 2018, marketing and promotion expenses increased to $8,335, compared to $3,072 for the same period in fiscal 2017. The increase is consistent with the explanation as stated above.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $421 in the fourth quarter, compared with $135 for the same period in fiscal 2017. The increase is the direct result of the Company’s newly built greenhouses and cultivation equipment becoming operational. Additionally, increases to cultivation and production equipment were incurred in order to support the larger production demands.

For the 12 months ended July 31, 2018, property, plant and equipment depreciation expenses increased to $896, compared to $360 for the same period in fiscal 2017. The increase is consistent with the explanation as stated above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased to $252 in the fourth quarter, compared with $64 for the same period in fiscal 2017. The increase is the result of a change in the expected useful life of certain software as we prepared for the implementation of a new ERP system, which will replace certain software programs we currently use and the establishment of an online sales platform.

For the 12 months ended July 31, 2018, intangible asset depreciation expenses increased to $765, compared to $232 for the same period in fiscal 2017. The increase is consistent with the explanation as stated above.

Loss from Operations

Income/(loss) from operations for the fourth quarter was ($10,194), compared to $716 for the same period in fiscal 2017. The increased loss from operations is due mainly to higher expenses in line with the expanding scale of operations as we prepare for the legalization of the adult recreational market.

For the 12 months ended July 31, 2018, loss from operations was ($17,967), compared to ($1,483) in the same prior year period for the same reasons as the change for the three-month period.

Other Income/Expenses

Other income/(expense) was ($315) and ($5,383) for the three and 12 months ended July 31, 2018 ($219 and ($10,934) for the three and 12 months ended July 31, 2017, respectively). Revaluation of financial instruments of ($5,091) in the latest quarter reflects the revaluation of an embedded derivative related to $3,275 of USD convertible debentures issued and converted in the prior year. Additionally, we incurred interest income for the three months ended July 31, 2018 and July 31, 2017 of $854 and $61, respectively. Interest expenses of $Nil and $75 were realized for the three months ended July 31, 2018 and July 31, 2017, respectively. This increase reflects the interest generated from the acquired short-term investments during the quarter ended July 31, 2018.

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Non-IFRS Measures

Weighted average cash cost of dried inventory sold per gram

Weighted average cash cost of dried inventory sold per gram includes direct costs associated with the growing, harvesting and processing of inventory sold such as labour, utilities, fertilizer costs, biological control costs, general supplies and materials, curing, milling, quality assurance and testing of inventory sold in the period.

As there are no standardized methods of calculating this non-IFRS measure, our methods may differ from those used by others, and accordingly, the use of this measure may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Weighted average cash cost of dried inventory sold is calculated as follows:

	Q4 ’18	Q3 ’18	Q2 ’18	Q1 ’18	Q4 ’17

Cost of goods sold	$700	$479	$451	$463	$663

Less:

Order fulfillment costs[1]	$(453)	$(335)	$(286)	$(307)	$(273)

Cannabis oil conversion costs	$(133)	$(43)	$(41)	$(32)	$(37)

Recall of inventory write-down	$–	$–	$–	$–	$(139)
	$114	$101	$124	$124	$214

Number of dried grams sold	127,252	114,968	127,769	115,768	95,735

Weighted average cash cost of dried inventory sold (g)	$0.90	$0.88	$0.97	$1.07	$2.23

1

Order fulfillment costs are excluded from the calculation of weighted average cash cost of dried inventory sold as this non-IFRS metric is utilized to demonstrate the burdened cash cost of producing, cultivating and bringing a gram of dried inventory to the state of a finished good to be sold during the period.

Weighted average cash cost of dried inventory sold per gram declined 60% year over year to $0.90 for the fourth quarter ended July 31, 2018, compared to $2.23 for the same prior year quarter. Cost per gram sold has been trending downward cumulatively as a result of improvements in the cultivation processes and economies of scale resulting from the full utilization of a higher production capacity.

The weighted average cash cost of dried inventory sold increased slightly to $0.90 from $0.88 as compared to the three months ended April 30, 2018. This trend is expected to continue in the short term, as the Company moves towards full efficiencies of scale and utilization of the new facilities as well as beginning increased levels of production to meet the demand of the adult recreational market.

During the prior year quarter ended July 31, 2017, the Company recorded a write-down of inventories related to the Company’s voluntary recall and water-damaged goods.

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Biological Assets – Fair Value Measurements

As at July 31, 2018, the changes in the carrying value of biological assets are as follows:

	July 31, 2018	July 31, 2017

Carrying amount, beginning of period	$1,504	$121

Production costs capitalized	993	659

Net increase in fair value due to biological transformation less cost to sell	7,340	5,004

Transferred to inventory upon harvest	(7,505)	(4,280)

Carrying amount, end of period	$2,332	$1,504

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at July 31, 2018, the carrying amount of biological assets consisted of $6 in seeds and $2,326 in cannabis plants ($6 in seeds and $1,498 in cannabis plants as at July 31, 2017). The increase in the carrying amount of biological assets is attributable to an increase in plants on hand and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

●	yield by plant;

●

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

●	percentage of costs incurred for each stage of plant growth; and

●	fair value selling price per gram less cost to complete and cost to sell.

We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at July 31, 2018, it is expected that our biological assets will yield approximately 4,373,775 grams (July 31, 2017 – 700,169 grams). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the stages within the harvest cycle.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price Obtained through actual retail prices on a per strain basis	$4.66 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $329,000 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis	50–235 grams per plant	An increase or decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle	Average of 32% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $320,000 in valuation.

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Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended July 31, 2018. The information has been derived from our unaudited consolidated financial statements, which in management’s opinion have been prepared on a basis consistent with the consolidated financial statements for the year ended July 31, 2018. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q4 ’18 July 31, 2018	Q3 ’18 April 30, 2018	Q2 ’18 January 31, 2018	Q1 ’18 October 31, 2017

Revenue	$1,410	$1,240	$1,182	$1,102

Net income (loss)	(10,194)	(1,971)	(8,952)	(1,918)

Income (loss) per share – basic	(0.05)	(0.01)	(0.10)	(0.03)

Income (loss) per share – fully diluted	(0.05)	(0.01)	(0.10)	(0.03)

	Q4 ’17 July 31, 2017	Q3 ’17 April 30, 2017	Q2 ’17 January 31, 2017	Q1 ’17 October 31, 2016

Revenue	$862	$1,182	$914	$1,139

Net income (loss)	935	(11,808)	(1,114)	(430)

Income (loss) per share – basic	0.02	(0.17)	(0.02)	(0.01)

Income (loss) per share – fully diluted	0.01	(0.17)	(0.02)	(0.01)

Financial Position

The following table provides a summary of our interim condensed financial position as at July 31, 2018 and July 31, 2017:

	July 31, 2018	July 31, 2017

Total assets	$334,997	$56,179

Total liabilities	12,124	23,739

Share capital	347,233	45,159

Share-based payment reserve	6,139	1,562

Contributed surplus	–	1,775

Warrants	12,635	3,728

Deficit	(43,134)	(19,785)

Total Assets

Total assets increased to $334,997 as at July 31, 2018 from $56,179 as at July 31, 2017, primarily due to financings, capital asset additions related to facility expansion and an increase in inventory as we move closer to the opening of the adult-use market. Since July 31, 2017, we have raised gross proceeds of approximately $218,500 through two financings and $74,366 raised gross proceeds through exercised warrants. At July 31, 2018, we had a cash balance of $39,342 and short-term investments of $205,447.

Total Liabilities

Total liabilities decreased to $12,124 as at July 31, 2018 from $23,739 as at July 31, 2017, primarily due to the conversion of the unsecured convertible debentures from our July 2017 financing, partially offset by an increase to accounts payable as operations continue to grow. Total liabilities include a warrant liability of $3,130 as at July 31, 2018, from $1,356 as at July 31, 2017, recorded at fair value, related to a private placement completed in the prior year. The increase in the value of the fair value of the warrant liability is the result of changes in the share price and foreign exchange rate in the period, partially offset by the reduction in the number of warrants outstanding.

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Share Capital

Share capital increased to $347,233 as at July 31, 2018 from $45,159 as at July 31, 2017, primarily due to the closing of the January 2018 financing, the conversion of the unsecured convertible debentures from our July 2017 and November 2017 financings, as well as warrant exercises. During the three months period ended, the Company finalized the acceleration of the November 2017 outstanding warrants expiry date. The resulting exercised warrants increased share capital by $40,873.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund operating and organic growth requirements, and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

As at July 31, 2018, we had $39,342 of cash and cash equivalents on hand, $205,447 of short-term investments, $644 of trade receivables, and $8,995 of accounts payable and accrued liabilities. As at July 31, 2017, we had $38,453 of cash and cash equivalents on hand, $2,872 of short-term investments, $351 of trade receivables, $1,672 of accounts payable and accrued liabilities, and $20,639 in 8% unsecured convertible debentures.

Liquidity	12 months ended July 31, 2018	12 months ended July 31, 2017

Operating activities	$ (22,185)	$ (5,311)

Financing activities	283,150	48,172

Investing activities	(260,077)	(6,339)

Operating Activities

Net cash used in operating activities for the 12 months ended July 31, 2018 was $22,185 as a result of the net loss for the 12 months ended of $23,350, and a decrease in non-cash working capital of $7,213, partially offset by non-cash expense of $8,738. In the same prior year period, cash used in operating activities was $5,311, reflecting the net loss of $12,418, net non-cash income of $5,890, and a decrease in working capital of $1,217. The change in cash flow reflects $7,340 of an unrealized change in the fair value of biological assets and increased inventory stock and prepaid expenses of $2,503 and $4,003, respectively.

Financing Activities

Net cash received from financing activities for the 12 months ended July 31, 2018 was $283,150, reflecting the issuance of $149,500 in units from the January 2018 equity financing, $69,000 from the November 2017 convertible debenture financing, and $74,366 related to the exercise of warrants.

Investing Activities

For the 12 months ended July 31, 2018, we used $260,077 for investing activities, primarily due to the acquisition of $202,575 short-term investments. The balance was used in the construction of our new 250,000 sq. ft. greenhouse and the continuing construction of our 1,000,000 sq. ft. greenhouse of approximately $45,721. During the period, we continued additions to our software, licenses and online platforms of $1,780. Also during the period, a $10,000 convertible note receivable was issued to Fire & Flower.

Capital Resources

As at July 31, 2018, total current assets less accounts payable totalled $267,625. The exercise of all the issued and outstanding warrants, as at July 31, 2018, would result in an increase in cash of approximately $115,251, and the exercise of all stock options would increase cash by approximately $43,459.

Upon the completion of the Molson joint venture transaction, the Company issued 11,500,000 common share warrants with an exercise price of $6.00 per warrant. This would increase cash by approximately $69,000.

Management believes that current working capital provides sufficient funds to fund current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

32

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2017, July 31, 2018 and October 25, 2018.

	October 25, 2018	July 31, 2018	July 31, 2017

Common shares	197,092,917	193,629,116	76,192,990

Warrants	34,931,058	26,425,504	20,994,123

Options	14,938,837	14,388,066	5,748,169

Total	246,962,812	234,442,686	102,935,282

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements.

We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 8 of the consolidated financial statements and the accompanying notes for the three and 12 months ended July 31, 2018.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

Fiscal year	2019	2020	2021	2022	Total

Amount	$61,766	$891	$854	$801	$64,311

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Interest Risk

Our exposure to interest rate risk only relates to any investments of surplus cash. We may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2018, we had short term investments of $205,447.

Credit Risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from our trade receivables and convertible note receivable. As at July 31, 2018, we are exposed to credit-related losses in the event of non-performance by the counterparties.

We provide credit to our customers in the normal course of business and have established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the sales are transacted with clients covered under various insurance programs, we have limited credit risk.

Credit risk from the convertible note receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, short-term investments, trade receivables and convertible note receivable represents the maximum exposure to credit risk and as at July 31, 2018, this amounted to $255,432. The cash and short-term investments are held with well-established financial institutions in Canada. Since our inception, no losses have been incurred in relation to cash held by our financial institution. The trade receivables balance is held with one of the largest medical insurance companies in Canada.

33

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage our liquidity risk by reviewing on an ongoing basis our capital requirements. As at July 31, 2018, we had $244,789 of cash and short-term investments.

We are obligated to pay accounts payable and accrued liabilities with a carrying amount and contractual cash flows amounting to $8,995 due in the next 12 months.

The carrying values of cash, trade receivables, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2018, which is available under HEXO’s profile on SEDAR.

Upcoming Changes in Accounting Policies

The following are new and revised IFRS standards in issue, but not yet effective.

IFRS 9, Financial Instruments

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The Company adopted IFRS 9 effective August 1, 2018. The Company has completed its assessment of the impact of this new standard and expects no changes.

IFRS 7, Financial Instruments: Disclosure

IFRS 7, Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company adopted the amendments to IFRS 7 on August 1, 2018 and does not expect the implementation will result in a significant effect to the financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. The Company adopted IFRS 15 effective August 1, 2018. The Company has completed its assessment of the impact of this new standard and has noted beyond the required additional disclosures, there exist no material changes to the financial statements or required retroactive adjustments to the retained earnings.

IFRS 16, Leases

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the new or revised IFRS standard in issue but not yet effective on its consolidated financial statements.

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Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling our operations, directly or indirectly. Our key management personnel are the members of the executive management team and Board of Directors, who collectively control approximately 8.77% of the outstanding common shares as at July 31, 2018 (July 31, 2017 – 25.11%).

Compensation provided to key management for the three and 12 months ended July 31, 2018 and July 31, 2017 was as follows:

	For the three months ended		For the 12 months ended

	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Salary and/or consulting fees	$739	$438	$2,244	$1,270
Stock-based compensation	1,272	231	3,836	512
Total	$2,011	$669	$6,080	$1,782

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On July 11, 2018, the Company granted certain of its directors and officers a total of 4,325,000 stock options with an exercise price of $4.89.

On April 16, 2018, the Company granted certain executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives a total of 1,750,000 stock options with an exercise price of $2.69, half of which vested immediately and the balance over a three-year period.

On September 8, 2017, the Company granted certain of our executives a total of 650,000 stock options with an exercise price of $1.37.

The Company leased a building to a related party for $0.7 per month as part of a usufruct agreement. The related party used this property as a personal residence. On December 2, 2016, we reached an agreement with the related party to terminate the usufruct. In exchange, we paid the related party $46. Gaining access to this building provides us with additional office space and thereby reduces the need to rent or build additional offices in the short term.

Subsequent to the quarter ended July 31, 2018, the Company announced the acquisition of a new facility. The building is owned by Belleville Complex Inc., a joint venture in which HEXO will hold a 25% interest and Olegna will hold a 75% interest. Olegna is controlled by a HEXO director and a non–arm’s length related party. In addition to its initial lease of 500,000 sq. ft. of the space under a long-term lease, HEXO will have rights of first offer and first refusal to lease the remaining space in the building. As part of the transaction, HEXO has loaned $20,000 to Belleville Complex to acquire the building. The loan will be repaid within 120 days from September 7, 2018, and as of October 7, 2018, bore interest at an annual rate of 4%, which interest shall be payable monthly. The loan is secured by a first mortgage over the building. HEXO has also agreed to be the anchor tenant of the facility for a period of 20 years.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DCP”) and internal control over financial reporting (“ICFR”). On June 22, 2018, the Company commenced trading on the TSX, graduating from the TSX Venture Exchange. The Company’s CEO and CFO will be required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings, commencing with the three months ended October 31, 2018, the second reporting period ended after the Company became a non-venture issuer on the TSX.

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Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in our Annual Information Form dated October 26, 2018 available under our profile on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

●

We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons. An investment in our securities is speculative and involves a high degree of risk and uncertainty.

●	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

●	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

●

The number of licences granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the ACMPR or existing licence holders which are not yet active in the industry.

●

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

●

We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

●

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

●	We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

●

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

●

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

●

While to the knowledge of our management, it is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

●

Our business operations are dependent on our licence under the ACMPR. The licence must be renewed by Health Canada. Our current licence expires on October 15, 2019. Failure to comply with the requirements of the licence or any failure to renew the licence would have a material adverse impact on our business, financial condition and operating results.

●

Our activities and resources are currently primarily focused on our production facilities on the Gatineau campus, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

●	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

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●

Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

●

A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

●

Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact our business and our ability to operate profitably.

●

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

●

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

●

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

●

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

●	We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

●	We have no earnings or dividend record and may not pay any dividends on our common shares in the foreseeable future.

●

Our common shares are listed on the TSX; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

●

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond.

●	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

●

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

●	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

●

In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2019. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

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●

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

●

Our TSX’s listing conditions required us to deliver an undertaking confirming that, while listed on the TSX, we will only conduct the business of production, acquisition, sale and distribution of cannabis in Canada as permitted under the Health Canada license.

●

The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

●

The Company is subject to changed rules and regulations as implemented by a number of governmental and self-regulated bodies, including, but not limited to, the Canadian Securities Administration, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity, creating many new requirements.

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